LEGION CAPITAL CORPORATION

301 E. PINE ST., STE. 850

ORLANDO, FL. 32801

July 6, 2022

Mr. John Stickel

Mr. J. Nolan McWilliams

United States Securities and Exchange Commission

Washington, DC

Re:	Legion Capital Corporation
Post Qualification Amendment No. 10 to Form 1-A Filed June 21, 2022
File No. 024-11123

Dear Messrs. Stickel and McWilliams,

Legion Capital is in receipt of your Comment Letter dated June 29, 2022 and responds to same as follows:

Post Qualification Amendment No. 10 to Form 1-A

General

1. We note that you filed the Form 1-K for the fiscal year ended December 31, 2021 on June 16, 2022. Per Rule 257(b)(1) of Regulation A and General Instruction A(2) of Form 1-K, annual reports shall be filed within 120 calendar days after the end of the fiscal year covered by the report. Please tell us whether offers and sales were made while your Offering Statement was not current, and if so provide your detailed analysis how any offers and sales complied with Regulation A and were not made in violation of Section 5 of the Securities Act of 1933. Refer to Rule 252(f)(2)(ii) of Regulation A.

Response:

The Company did not make any offers or sales during the delinquency period. There were a number of transactions that were either pending or en route to our transfer agent, Securities Transfer Corp (STC), at the time the Company became delinquent. As a result, Subscription Agreements and funds were held by STC during the period of delinquency. The Company did not accept any Subscriptions or receive or otherwise make use of any funds during the period of delinquency.

Once the Company filed its 1-K and was no longer delinquent, those transactions were accepted and closed.

By:	/s/ Paul Carrazzone
Paul Carrazzone
President and CEO